Exhibit 25(2)(k)(5) under Form N-2

FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND

SHAREHOLDER SERVICE PLAN

This Shareholder Service Plan (the “Plan”) has been adopted by the Federated Hermes Project and Trade Finance Tender Fund, a Delaware statutory trust (the “Fund”).

Section 1. Payments

(a)       The Fund, is authorized to compensate (either directly or through the Fund’s distributor) financial institutions and other persons who provide services for and/or maintain shareholder accounts (“Service Providers”) as set forth in this Plan.

(b)       As compensation for the services described herein, the Fund may pay the Service Provider a fee, as detailed below, from the assets of the Fund, as applicable, with respect to shareholder accounts for which the Service Provider maintains a service relationship.

Section 2. Shareholder Service Fee

Pursuant to this Plan, the Fund shall accrue daily and pay monthly each Service Provider a shareholder service fee not to exceed 0.25% per annum of the average daily net assets of the Fund with which the Service Provider maintains a service relationship; provided, however, that payments may be made on other than a monthly basis to the extent agreed upon by the Service Provider.

Section 3. Service Activities

“Service activities” may include, but are not limited to: (a) answering shareholder inquiries regarding the manner in which purchases, exchanges and redemptions of Fund shares may be effected and other matters pertaining to the Fund; (b) providing necessary personnel and facilities to establish and maintain shareholder accounts and records; (c) assisting shareholders in arranging for processing of purchase, exchange and tender transactions; (d) assisting in the enhancement of relations and communications between shareholders and the Fund; (e) assisting in the establishment and maintenance of shareholder accounts with the Fund; (f) assisting in the maintenance of Fund records containing shareholder information; (g) forwarding prospectuses, shareholder reports and other Fund-related information to shareholders; (h) producing and/or providing trade confirmations and/or periodic account statements to shareholders; and (g) providing such other related personal services as the shareholder may request. (In all instances, as applicable, references herein to “shareholders” mean the shareholder of record and/or the direct or indirect beneficial owner of such shares.

Section 4. Amendment

Any material amendment to the Plan shall be effective only upon approval by a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund (“Independent Trustees”).

Section 5. Termination

This Plan shall continue in effect after its initial one-year period provided that the plan is renewed at least annually by the Board of Trustees, including a majority of the Independent Trustees. The Plan may be terminated without penalty at any time by a vote of a majority of the Trustees or of a majority of Independent Trustees.

Section 6. Written Reports

At least annually (or at such more frequent intervals as determined by the Independent Trustees), any person authorized to direct the disposition of monies paid or payable by the Fund shall prepare and furnish to the Board, and the Board shall review, written reports which set forth the amounts expended under the Plan and the general purposes for which those expenditures were made.

Section 7. Limitation of Shareholder and Trustee Liability

The Trustees of the Fund and the shareholders of the Fund shall not be liable for any obligations of the Fund under the Plan, and each Service Provider shall agree that, in asserting any rights or claims under the Plan, it shall look only to the assets and property of the Fund to which such Service Provider’s rights or claims relate in settlement of such rights or claims, and not to the Trustees of the Fund or the shareholders of the Fund.

Section 8. Not for Distribution

This Plan is not intended to compensate Service Providers for distribution activities or expenses primarily intended to result in the sale of shares of the Fund.

Adopted: February 13, 2025